Cazador Acquisition Corporation Ltd.

BBVA Building, P1

254 Munoz River Avenue

San Juan, Puerto Rico 00918

August 30, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

Re:	Registration Statement on Form S-4 File No. 333-182076

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Cazador Acquisition Corporation Ltd. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on August 31, 2012, or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please do not hesitate to contact the undersigned at (787) 993-9652.

Very truly yours,

/s/ Francesco Piovanetti
Chief Executive Officer

cc:	Evan S. Jacobson, Esq. (SEC)
Yvan-Claude Pierre, Esq. (Reed Smith LLP) Peter Tucker, Esq. (Reed Smith LLP)